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Z. JULIE GAO (CALIFORNIA)		MOSCOW
BRADLEY A. KLEIN (ILLINOIS)		MUNICH
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SÃO PAULO
SEOUL
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	August 8, 2018	TOKYO
TORONTO

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                          eHi Car Services Limited

Amended Schedule 13E-3

Filed on June 20, 2018 by Ctrip Investment Holding Ltd., et. al.

File No. 005-88413

Dear Mr. Duchovny:

On behalf of Ctrip Investment Holding Ltd., C-Travel International Limited, Ctrip.com International, Ltd., Ocean General Partners Limited, Ocean Voyage L.P., Ocean Imagination L.P. Mr. Nanyan Zheng and Mr. Tianyi Jiang (the “Filing Persons”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 2, 2018 with respect to the Amended Schedule 13E-3, File No. 005-88413 (the “Schedule 13E-3”) filed on June 20, 2018 by the Filing persons. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Filing Persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment incorporates the changes made in response to the Staff’s comments. In addition, a marked copy of the Amendment indicating changes against the Amended Schedule 13E-3 filed on June 20, 2018, is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment. To the extent any response relates to information concerning the Filing Persons, such response is included in this letter based on information provided to us by the Filing Persons or their representatives.

Amended Schedule 13E-3

1.                                      We note your response to comment 1 in our letter dated May 17, 2018. We disagree with your analysis and do not believe you have complied with Rule 13e-3 in connection with the indirect purchase of shares by Ocean Imagination from CDH at a time when Ocean Imagination was an affiliate of eHi Car Services.

The Staff’s comment is duly acknowledged. The Filing Persons respectfully advise the Staff that they have considered the applicability of Rule 13e-3 in connection with the indirect purchase of shares by Ocean Imagination from CDH (the “CDH Purchase”) and continue to believe that the CDH Purchase was not subject to Rule 13e-3.  The Filing Persons note that the terms and conditions governing the CDH Purchase were laid out in the share purchase agreement signed on April 4, 2018 and attached to the Schedule 13D filed by the Ocean Filing Persons on April 5, 2018, pre-dating April 6, 2018, the date on which the Ocean Filing Persons became affiliates of the Company by entering into a consortium agreement with Ctrip. Furthermore, the CDH Purchase closed pursuant to the terms and conditions laid out in the share purchase agreement without the involvement or participation of Ctrip.

2.                                      We note your response to comment 2 in our letter dated May 17, 2018. Please tell us how you intend to comply with the dissemination obligations set out in Rule 13e-3(f) with respect to the ROFO purchases.

In response to the Staff’s comment, the Filing Persons respectfully submit that the information required to be disclosed pursuant to Rule 13e-3(e) will be disclosed in the Schedule 13E-3 and amendments thereto. The Filing Persons will issue a press release through PRNewswire, the Ocean Filing Persons’ distributor of  press releases, to news organizations announcing the filing of the Schedule 13E-3 and amendments thereto with the Commission. The press release will inform shareholders of the Company of the availability of these filings and any other materials filed or furnished to the Commission by the Filing Persons on the website maintained by the Commission at http://www.sec.gov, and on the website of Ocean Link, at http://www.oceanlp.com/, and also urge shareholders to read these documents and materials carefully.

Fairness of the Transaction, page 15

3.                                      We reissue comment 7 from our letter dated May 17, 2018. We note you have not provided disclosure responsive to instruction 2 to Item 1014 of Regulation M-A.

In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 16 of the Amendment.

*              *              *

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Filing Persons’ filings, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Xiaofan Wang Ctrip Investment Holding Ltd.
Tianyi Jiang Ocean General Partners Limited
Brian Breheny Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li Skadden, Arps, Slate, Meagher & Flom LLP